Exhibit 99.1



SECOND QUARTER
FISCAL YEAR 2025 RESULTS
OCTOBER 3, 2024

#WORTHREACHINGFOR | VISIT US

Beer Business Delivers Solid Mid-Single Digit Net Sales Growth and Maintains Momentum of Operating Margin Expansion With Double-Digit Operating Income Growth

Company Continues to Outpace CPG Sector Dollar Sales Growth and Advances Capital Allocation Priorities, Achieving Net Leverage Ratio Target While Returning ~$250 Million to Shareholders in Share Repurchases

	Net Sales	Operating Income (Loss)	Net Income (Loss) Attributable to CBI	Adjusted Earnings Before Interest & Taxes	Diluted Net Income (Loss) Per Share Attributable to CBI (EPS)
Second Quarter Fiscal Year 2025 Financial Highlights [1] | In millions, except per share data					
Reported	$2,919	$(1,229)	$(1,199)	$(1,231)	$(6.59)
% Change	3%	NM	NM	NM	NM
Comparable	$2,919	$1,090	$788	$1,093	$4.32
% Change	3%	13%	13%	12%	14%

[1] Definitions of reported, comparable, and adjusted as well as reconciliations of non-GAAP financial measures, are contained elsewhere in this news release. Comparable and adjusted amounts are non-GAAP financial measures. NM=Not Meaningful

HIGHLIGHTS

- Generates **reported EPS** of $(6.59), inclusive of non-cash goodwill impairment loss for the Wine and Spirits business of $2.25 billion, and **comparable EPS** of $4.32
- **Beer Business dollar sales growth outperforms total beverage industry** and combined beverage alcohol categories in Circana tracked channels; disciplined operational efficiency and cost management initiatives enable incremental marketing investments launched in Q3 of fiscal 2025
- **Wine and Spirits Business** continues to advance commercial and operational actions expected to drive sequential **net sales** and **operating income improvements** in **Q3** and **Q4 fiscal 2025**

- Generates year-to-date **operating cash flow** of **$1.9 billion**, a 15% increase, and **free cash flow** of **$1.2 billion**, a 12% increase
- Updates **fiscal 2025 reported EPS outlook** to **$4.05 - $4.25** and affirms recently updated **comparable EPS outlook** of **$13.60 - $13.80**, including $449 million of shares repurchased through August 2024
- Affirms **fiscal 2025 operating cash flow target** of **$2.8 - $3.0 billion** and **free cash flow projection** of **$1.4 - $1.5 billion**
- **Declares quarterly cash dividend** of $1.01 per share Class A Common Stock

CONSTELLATION BRANDS GROWTH OUTPACES CPG SECTOR BY 1.3 PERCENTAGE POINTS IN DOLLAR SALES		**BEER BUSINESS DELIVERS 3RD HIGHEST SHARE GAIN IN BEVERAGE INDUSTRY IN DOLLAR SALES**		**CRAFT SPIRITS PORTFOLIO ACHIEVES HIGH SINGLE-DIGIT GROWTH IN DOLLAR SALES, OUTPERFORMING HIGHER-END SPIRITS SEGMENT**		

Circana, total U.S. Multi-Outlet + Convenience, 12 weeks ended on September 1, 2024.



"While the current macroeconomic backdrop has weighed on demand for beverage alcohol - and for consumer packaged goods, more broadly - we continued to deliver strong performance in Q2 of Fiscal '25. Our company once again outperformed the dollar sales growth of the total CPG sector, and our Beer Business remained both the #1 share gainer in its category and a top 3 share gainer in the broader beverage industry. Our relentless focus on delivering top-tier growth and winning in the marketplace,as well as on driving efficiencies, supported another quarter with a double-digit increase in comparable EPS, in line with our full-year outlook."

Bill Newlands

President and Chief Executive Officer



"We achieved an important milestone of our capital allocation priorities, having reached our target ~3.0x net leverage ratio, on a comparable basis. Importantly, consistent with those same priorities, we also returned an additional ~$250 million of cash to shareholders through share repurchases, while continuing to pay our dividend and advance our brewery investments. We are also pleased to be deploying incremental marketing investments in our Beer Business, as our cost savings and efficiency initiatives have delivered results above our initial expectations. All in, we continue to make progress and remain focused on our value creation efforts."

Garth Hankinson

Executive Vice President and Chief Financial Officer

 ## *beer*

Three Months Ended | In millions; branded product, 24-pack, 12-ounce case equivalents	Shipments	Depletions	Net Sales	Operating Income (Loss)
August 31, 2024	128.6		$2,530.2	$1,077.7
August 31, 2023	123.0		$2,392.7	$953.9
% Change	4.6%	2.4%	6%	13%

HIGHLIGHTS

- Our **Beer Business achieved a solid 6% net sales increase** primarily driven by a **4.6% rise in shipment volumes**.
- **Depletion volume** had **growth of 2.4%** including the impact of one less selling day. The increase was driven by ongoing demand growth for **Modelo Especial** of approximately **5%, Pacifico** of approximately **23%**, and the **Modelo Chelada** brands of approximately **2%**; while Corona Extra **declined** approximately **3%**.
- In Circana channels, our **dollar sales** and **volume growth outpaced** the **total beer category** by 5.3 and 6.2 percentage points, respectively, and the **high-end segment** by 3.8 percentage points across both measures. Our Beer Business was the **#1 dollar share gainer** for the **12th consecutive quarter** and **#1 volume share gainer** in the total beer category in the U.S., adding 1.1 and 1.0 points, respectively.
- Additionally, our **Beer Business** had **3 of the top 15 dollar share gaining brands** across the total Beer category as:
  ◦ **Modelo Especial** remained the **#1 brand share gainer** and **#1 brand** across the whole U.S. beer category in dollar sales;
  ◦ **Corona Extra** maintained its position as a **top 5 brand** across the entire U.S. beer category in dollar sales and **gained share**;
  ◦ **Pacifico** continued to grow rapidly and remained the **#4 dollar share gainer** across the overall U.S. beer category; and
  ◦ **Modelo Chelada Limón y Sal** was a **top 15 overall dollar share gainer** in the U.S. beer market.

- **Operating margin increased** 270 basis points to 42.6% supported by benefits from ongoing cost saving initiatives, fixed cost absorption driven by volume growth, favorable pricing, and lapping of costs related to the voluntary keg recall in Q2 fiscal 2024, partially offset by higher marketing investments.
- The **Beer Business** continues to expect **net sales growth** of 6 - 8% and **operating income growth** outlook of 11 - 12% for fiscal 2025.



CAPITAL EXPANSION

The company had approximately 48 million hectoliters of capacity across its existing facilities in Mexico at the end of fiscal 2024. From fiscal 2025 to fiscal 2028, the company expects approximately $3 billion of capital expenditures to continue the development of modular additions at existing facilities in Mexico and its third brewery site at Veracruz.

 ## *wine and spirits*

Three Months Ended | In millions; branded product, 9-liter case equivalents	Shipments	Depletions	Net Sales	Operating Income (Loss)
August 31, 2024	5.5		$388.7	$70.5
August 31, 2023	6.1		$444.1	$80.7
% Change	(9.8%)	(17.6%)	(12%)	(13%)

HIGHLIGHTS

- Our Wine and Spirits net sales **declined 12%** driven by a **9.8% decrease in shipment volumes**, as the business continues to face challenging market conditions, primarily in the U.S. wholesale channel across most price segments in the wine category.
- While wine and mainstream spirits depletion volumes were also affected by challenging market conditions, our **craft spirits** portfolio delivered **depletion growth** of **1.3%** primarily driven by increases in **Mi CAMPO** of **23%** and **Nelson's Green Brier** of **15%**.

- **Operating margin** remained **relatively flat** at 18.1% primarily driven by product mix changes and lower volumes, offset by lower other SG&A and higher contractual distributor payments.
- The **Wine and Spirits Business** continues to expect **net sales decline** of 4 - 6% and **operating income decline** of 16 - 18%, inclusive of commercial and operational initiatives underway to address broader market headwinds for fiscal 2025.

outlook

The table sets forth management's current EPS expectations for fiscal 2025 compared to fiscal 2024 actual results.

	Reported		Comparable	
	FY25 Estimate	FY24 Actual	FY25 Estimate	FY24 Actual
Fiscal Year Ending February 28/29	$4.05 - $4.25	$9.39	$13.60 - $13.80	$12.38

Fiscal 2025 Guidance Assumptions:

- Enterprise: net sales growth of 4 - 6%
  ◦ Beer: net sales growth of 6 - 8%
  ◦ Wine and Spirits: net sales decline of 4 - 6%
- Enterprise: operating income growth (decline): reported of (63)% - (62)% and comparable of 8 - 9%
  ◦ Beer: operating income growth of 11 - 12%
  ◦ Wine and Spirits: operating income decline of 16 - 18%
  ◦ Corporate expense: $260 million
- Interest expense, net: $430 million

- Tax rate: reported approximately 9%; comparable approximately 18.5%
- Weighted average diluted shares outstanding: approximately 183 million; inclusive of share repurchases
- Operating cash flow: $2.8 - $3.0 billion
- Capital expenditures: $1.4 - $1.5 billion, including approximately $1.2 billion targeted for Mexico beer operations activities
- Free cash flow: $1.4 - $1.5 billion

QUARTERLY DIVIDEND

On October 1, 2024, Constellation's board of directors declared a quarterly cash dividend of $1.01 per share of Class A Common Stock payable on November 21, 2024, to stockholders of record as of the close of business on November 5, 2024.

† A copy of this news release, including the attachments and other financial information that may be discussed during the call, will be available on our investor relations website, ir.cbrands.com, prior to the call.

SECOND QUARTER
FISCAL YEAR 2025 RESULTS

CONFERENCE CALL† / WEBCAST

October 3, 2024 at 10:30 a.m. EDT
877-407-9121 / Conference ID: 13747784
ir.cbrands.com

ABOUT CONSTELLATION BRANDS

Constellation Brands (NYSE: STZ) is a leading international producer and marketer of beer, wine, and spirits with operations in the U.S., Mexico, New Zealand, and Italy. Our mission is to build brands that people love because we believe elevating human connections is Worth Reaching For. It's worth our dedication, hard work, and calculated risks to anticipate market trends and deliver more for our consumers, shareholders, employees, and industry. This dedication is what has driven us to become one of the fastest-growing, large CPG companies in the U.S. at retail, and it drives our pursuit to deliver what's next.

Every day, people reach for our high-end, iconic imported beer brands such as those in the Corona brand family like the flagship Corona Extra, Modelo Especial and the flavorful lineup of Modelo Cheladas, Pacifico, and Victoria; our fine wine and craft spirits brands, including The Prisoner Wine Company, Robert Mondavi Winery, Casa Noble Tequila, and High West Whiskey; and our premium wine brands such as Kim Crawford and Meiomi.

As an agriculture-based company, we have a long history of operating sustainably and responsibly. Our ESG strategy is embedded into our business and our work focuses on serving as good stewards of the environment, enhancing social equity within our industry and communities, and promoting responsible beverage alcohol consumption. These commitments ground our aspirations beyond driving the bottom line as we work to create a future that is truly Worth Reaching For.

To learn more, visit www.cbrands.com and follow us on X, Instagram, and LinkedIn.

MEDIA CONTACTS

| Amy Martin | 585-678-7141 | amy.martin@cbrands.com |
| Carissa Guzski | 315-525-7362 | carissa.guzski@cbrands.com |

INVESTOR RELATIONS CONTACTS

| Joseph Suarez | 773-551-4397 | joseph.suarez@cbrands.com |
| Snehal Shah | 847-385-4940 | snehal.shah@cbrands.com |

SUPPLEMENTAL INFORMATION

Reported basis ("reported") are derived from amounts as reported under generally accepted accounting principles in the U.S. Comparable basis ("comparable") are amounts which exclude items that affect comparability ("comparable adjustments"), as they are not reflective of core operations of the segments. The company's measure of segment profitability excludes comparable adjustments, which is consistent with the measure used by management to evaluate results. The company discusses various non-GAAP measures in this news release ("release"). Financial statements, as well as supplemental schedules and tables reconciling non-GAAP measures, together with definitions of these measures and the reasons management uses these measures, are included in this release.

FORWARD-LOOKING STATEMENTS

The statements made under the heading Outlook and all statements other than statements of historical fact set forth in this release, including statements regarding our business strategy, strategic vision, growth plans, operational and commercial execution initiatives, innovation, new products, future operations, financial position, expected net sales, expenses, hedging programs, marketing investments, cost savings and efficiency initiatives, operating income, capital expenditures, effective tax rates, anticipated tax liabilities, operating cash flow, and free cash flow, estimated diluted EPS and shares outstanding, expected volume, inventory, supply and demand levels, balance, and trends, macroeconomic headwinds, future payments of dividends, amount, manner, and timing of share repurchases under the share repurchase authorizations, access to capital markets, liquidity and capital resources, value creation efforts, and prospects, plans, and objectives of management, as well as information concerning expected actions of third parties, are forward-looking statements (collectively, "Projections") that involve risks and uncertainties that could cause actual results to differ materially from those set forth in, or implied, by the Projections.

When used in this release, the words "anticipate," "expect," "intend," "will," and similar expressions are intended to identify Projections, although not all Projections contain such identifying words. All Projections speak only as of the date of this release. We undertake no obligation to update or revise any Projections, whether as a result of new information, future events, or otherwise. The Projections are based on management's current expectations and, unless otherwise noted, do not take into account the impact of any future acquisition, investment, merger, or other business combination, divestiture (including any associated amount of incremental contingent consideration payment paid or received), restructuring or other strategic business realignment, or financing or share repurchase that may be completed after the issuance of this release. Although we believe that the expectations reflected in the Projections are reasonable, we can give no assurance that such expectations will prove to be correct. In addition to the risks and uncertainties of ordinary business operations and conditions in the general economy and markets in which we compete, the Projections contained in this release are also subject to the risk, uncertainty, and possible variance from our current expectations regarding:

- water, agricultural and other raw material, and packaging material supply, production, and/or shipment difficulties which could adversely affect our ability to supply our customers;
- the ability to respond to anticipated inflationary pressures, including reductions in consumer discretionary income and our ability to pass along rising costs through increased selling prices;
- actual impact to supply, production levels, and costs from global supply chain disruptions and constraints, transportation challenges (including from labor strikes or other labor activities), shifting consumer behaviors, wildfires, and severe weather events;
- reliance on complex information systems and third-party global networks as well as risks associated with cybersecurity and artificial intelligence;
- economic and other uncertainties associated with our international operations;
- dependence on limited facilities for production of our Mexican beer brands, including beer operations expansion, optimization, and/or construction activities, scope, capacity, supply, costs (including impairments), capital expenditures, and timing;
- operational disruptions or catastrophic loss to our breweries, wineries, other production facilities, or distribution systems;
- the impact of military conflicts, geopolitical tensions, and responses, including on inflation, supply chains, commodities, energy, and cybersecurity;
- climate change, ESG regulatory compliance, failure to meet emissions, stewardship, and other ESG targets, objectives, or ambitions, and timing changes for our ESG reporting;
- reliance on wholesale distributors, major retailers, and government agencies;
- contamination and degradation of product quality from diseases, pests, weather, and other conditions;
- communicable disease outbreaks, pandemics, or other widespread public health crises and associated governmental containment actions;
- effects of employee labor activities that could increase our costs;

- a potential decline in the consumption of products we sell and our dependence on sales of our Mexican beer brands;
- impacts of our acquisition, divestiture, investment, and new product development strategies and activities;
- the success of operational and commercial execution, cost savings, and efficiency initiatives;
- dependence upon our trademarks and proprietary rights, including the failure to protect our intellectual property rights;
- potential damage to our reputation;
- competition in our industry and for talent;
- our indebtedness and interest rate fluctuations;
- our international operations, worldwide and regional economic trends and financial market conditions, including macroeconomic headwinds, geopolitical uncertainty, or other governmental rules and regulations;
- class action or other litigation we may face;
- potential write-downs of our intangible assets, such as goodwill and trademarks, including potential future impairments of our Wine and Spirits goodwill;
- changes to tax laws, fluctuations in our effective tax rate, including tax impacts resulting from the non-deductible portion of the Wine and Spirits goodwill impairment and the sale of the remaining assets at the Mexicali Brewery, accounting for tax positions, the resolution of tax disputes, changes to accounting standards, elections, assertions, or policies, and the impact of a global minimum tax rate;
- amount, timing, and source of funds for any share repurchases;
- amount and timing of future dividends;
- Sands family members' ownership of our Class A Common Stock and Board of Director nomination rights as well as the choice-of-forum provision in our Amended and Restated By-laws; and
- other factors and uncertainties disclosed in our filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended February 29, 2024, which could cause actual future performance to differ materially from our current expectations.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions)
(unaudited)

	August 31, 2024	February 29, 2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 64.6	$ 152.4
Accounts receivable	871.3	832.8
Inventories	2,098.6	2,078.3
Prepaid expenses and other	612.3	666.0
Total current assets	3,646.8	3,729.5
Property, plant, and equipment	7,898.8	8,055.2
Goodwill	5,715.4	7,980.3
Intangible assets	2,763.0	2,731.7
Deferred income taxes	1,963.9	2,055.0
Other assets	1,091.2	1,140.0
Total assets	$ 23,079.1	$ 25,691.7
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Short-term borrowings	$ 508.1	$ 241.4
Current maturities of long-term debt	404.7	956.8
Accounts payable	1,099.4	1,107.1
Other accrued expenses and liabilities	901.6	836.4
Total current liabilities	2,913.8	3,141.7
Long-term debt, less current maturities	10,683.6	10,681.1
Deferred income taxes and other liabilities	1,325.8	1,804.3
Total liabilities	14,923.2	15,627.1
CBI stockholders' equity	7,870.8	9,743.1
Noncontrolling interests	285.1	321.5
Total stockholders' equity	8,155.9	10,064.6
Total liabilities and stockholders' equity	$ 23,079.1	$ 25,691.7

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)
(unaudited)

	Three Months Ended		Six Months Ended	
	August 31, 2024	August 31, 2023	**August 31, 2024**	August 31, 2023
Sales	$ **3,139.1**	$ 3,053.0	$ **5,999.8**	$ 5,752.5
Excise taxes	**(220.2)**	(216.2)	**(419.1)**	(400.8)
Net sales	**2,918.9**	2,836.8	**5,580.7**	5,351.7
Cost of product sold	**(1,407.1)**	(1,386.9)	**(2,665.1)**	(2,644.0)
Gross profit	**1,511.8**	1,449.9	**2,915.6**	2,707.7
Selling, general, and administrative expenses	**(491.2)**	(471.2)	**(953.4)**	(964.3)
Goodwill impairment	**(2,250.0)**	—	**(2,250.0)**	—
Operating income (loss)	**(1,229.4)**	978.7	**(287.8)**	1,743.4
Income (loss) from unconsolidated investments	**(1.2)**	(20.2)	**80.8**	(435.6)
Interest expense, net	**(104.0)**	(110.6)	**(206.8)**	(229.5)
Income (loss) before income taxes	**(1,334.6)**	847.9	**(413.8)**	1,078.3
(Provision for) benefit from income taxes	**152.2**	(147.2)	**124.2**	(238.4)
Net income (loss)	**(1,182.4)**	700.7	**(289.6)**	839.9
Net (income) loss attributable to noncontrolling interests	**(16.6)**	(10.7)	**(32.4)**	(14.0)
Net income (loss) attributable to CBI	$ **(1,199.0)**	$ 690.0	$ **(322.0)**	$ 825.9
Class A Common Stock:				
Net income (loss) per common share attributable to CBI – basic	$ **(6.59)**	$ 3.76	$ **(1.77)**	$ 4.50
Net income (loss) per common share attributable to CBI – diluted	$ **(6.59)**	$ 3.74	$ **(1.77)**	$ 4.49
Weighted average common shares outstanding – basic	**181.947**	183.498	**182.356**	183.384
Weighted average common shares outstanding – diluted	**181.947**	184.277	**182.356**	184.074
Cash dividends declared per common share	$ **1.01**	$ 0.89	$ **2.02**	$ 1.78

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)
(unaudited)

	Six Months Ended	
	August 31, 2024	August 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ **(289.6)**	$ 839.9
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Unrealized net (gain) loss on securities measured at fair value	**2.5**	74.4
Deferred tax provision (benefit)	**(178.5)**	26.3
Depreciation	**220.8**	213.7
Stock-based compensation	**41.0**	32.5
Equity in (earnings) losses of equity method investees and related activities, net of distributed earnings	**(1.9)**	226.5
Noncash lease expense	**57.7**	43.3
Impairment of equity method investments	**2.1**	135.8
Net gain on conversion and exchange to Canopy exchangeable shares	**(83.3)**	—
Goodwill impairment	**2,250.0**	—
Change in operating assets and liabilities, net of effects from purchase and sale of business:		
Accounts receivable	**(40.6)**	(30.0)
Inventories	**14.7**	81.3
Prepaid expenses and other current assets	**(77.7)**	(47.9)
Accounts payable	**134.5**	(56.4)
Deferred revenue	**9.7**	17.6
Other accrued expenses and liabilities	**(55.4)**	(33.9)
Other	**(133.7)**	98.9
Total adjustments	**2,161.9**	782.1
Net cash provided by (used in) operating activities	**1,872.3**	1,622.0
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant, and equipment	**(703.1)**	(582.0)
Purchase of business, net of cash acquired	**(158.3)**	(7.5)
Investments in equity method investees and securities	**(19.0)**	(27.6)
Proceeds from sale of assets	**32.8**	14.8
Proceeds from sale of business	**—**	5.4
Other investing activities	**(10.0)**	(4.0)
Net cash provided by (used in) investing activities	**(857.6)**	(600.9)

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)
(unaudited)

	Six Months Ended	
	August 31, 2024	August 31, 2023
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of long-term debt	—	744.8
Principal payments of long-term debt	(554.3)	(805.1)
Net proceeds from (repayments of) short-term borrowings	266.7	(697.9)
Dividends paid	(368.6)	(327.6)
Purchases of treasury stock	(449.2)	(35.0)
Proceeds from shares issued under equity compensation plans	48.4	86.2
Payments of minimum tax withholdings on stock-based payment awards	(13.8)	(11.2)
Payments of debt issuance, debt extinguishment, and other financing costs	—	(5.3)
Distributions to noncontrolling interests	(32.5)	(21.3)
Payment of contingent consideration	(0.7)	—
Net cash provided by (used in) financing activities	(1,104.0)	(1,072.4)
Effect of exchange rate changes on cash and cash equivalents	1.5	1.1
Net increase (decrease) in cash and cash equivalents	(87.8)	(50.2)
Cash and cash equivalents, beginning of period	152.4	133.5
Cash and cash equivalents, end of period	$ 64.6	$ 83.3

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
SUMMARIZED SEGMENT, INCOME (LOSS) FROM UNCONSOLIDATED INVESTMENTS, AND DEPRECIATION AND AMORTIZATION INFORMATION
(in millions)
(unaudited)

Management excludes items that affect comparability from its evaluation of the results of each operating segment as these comparable adjustments are not reflective of core operations of the segments. Segment operating performance and the incentive compensation of segment management are evaluated based on core segment operating income (loss) which does not include the impact of these comparable adjustments.

	Three Months Ended			Six Months Ended		
	August 31, 2024	August 31, 2023	Percent Change	August 31, 2024	August 31, 2023	Percent Change
Consolidated						
Net sales	$ 2,918.9	$ 2,836.8	3%	$ 5,580.7	$ 5,351.7	4%
Gross profit	$ 1,511.8	$ 1,449.9	4%	$ 2,915.6	$ 2,707.7	8%
Operating income (loss)	$ (1,229.4)	$ 978.7	NM	$ (287.8)	$ 1,743.4	(117%)
% Net sales	*NM*	*34.5 %*		*NM*	*32.6 %*	
Income (loss) from unconsolidated investments	$ (1.2)	$ (20.2)	94%	$ 80.8	$ (435.6)	119%
Depreciation and amortization	$ 109.6	$ 108.7	1%	$ 221.5	$ 214.4	3%
Comparable adjustments [1]						
Gross profit	$ (18.6)	$ 23.9	NM	$ 3.4	$ (10.9)	NM
Operating income (loss)	$ (2,319.2)	$ 10.9	NM	$ (2,301.6)	$ (51.6)	NM
Income (loss) from unconsolidated investments	$ (4.5)	$ (7.4)	NM	$ 78.8	$ (391.8)	NM
Beer						
Net sales	$ 2,530.2	$ 2,392.7	6%	$ 4,803.0	$ 4,491.3	7%
Segment gross profit	$ 1,366.4	$ 1,228.7	11%	$ 2,579.5	$ 2,327.4	11%
% Net sales	*54.0 %*	*51.4 %*		*53.7 %*	*51.8 %*	
Segment operating income (loss)	$ 1,077.7	$ 953.9	13%	$ 2,000.7	$ 1,751.7	14%
% Net sales	*42.6 %*	*39.9 %*		*41.7 %*	*39.0 %*	
Segment depreciation and amortization	$ 82.5	$ 81.4	1%	$ 168.9	$ 160.2	5%
Wine and Spirits						
Wine net sales	$ 336.2	$ 383.9	(12%)	$ 665.5	$ 744.9	(11%)
Spirits net sales	52.5	60.2	(13%)	112.2	115.5	(3%)
Net sales	$ 388.7	$ 444.1	(12%)	$ 777.7	$ 860.4	(10%)
Segment gross profit	$ 164.0	$ 197.3	(17%)	$ 332.7	$ 391.2	(15%)
% Net sales	*42.2 %*	*44.4 %*		*42.8 %*	*45.5 %*	
Segment operating income (loss)	$ 70.5	$ 80.7	(13%)	$ 130.2	$ 160.0	(19%)
% Net sales	*18.1 %*	*18.2 %*		*16.7 %*	*18.6 %*	
Segment income (loss) from unconsolidated investments	$ 5.4	$ 8.3	(35%)	$ 5.8	$ 10.6	(45%)
Segment depreciation and amortization	$ 21.5	$ 23.1	(7%)	$ 42.8	$ 45.6	(6%)
Corporate Operations and Other						
Segment operating income (loss)	$ (58.4)	$ (66.8)	13%	$ (117.1)	$ (116.7)	—%
Segment income (loss) from unconsolidated investments	$ (2.1)	$ (21.1)	90%	$ (3.8)	$ (54.4)	93%
Segment depreciation and amortization	$ 5.6	$ 4.2	33%	$ 9.8	$ 8.6	14%

[1] See page 12 for further information on comparable adjustments.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
SUPPLEMENTAL SHIPMENT AND DEPLETION INFORMATION
(in millions)
(unaudited)

	Three Months Ended			Six Months Ended		
	August 31, 2024	August 31, 2023	Percent Change	August 31, 2024	August 31, 2023	Percent Change
Beer						
(branded product, 24-pack, 12-ounce case equivalents)						
Shipments	**128.6**	123.0	4.6%	**243.7**	230.0	6.0%
Depletions [1] [2]			2.4%			4.2%
Wine and Spirits						
(branded product, 9-liter case equivalents)						
Shipments	**5.5**	6.1	(9.8%)	**11.1**	12.0	(7.5%)
U.S. Wholesale shipments	**4.9**	5.3	(7.5%)	**9.8**	10.5	(6.7%)
Depletions [1]			(17.6%)			(15.1%)

[1] Depletions represent U.S. distributor shipments of our respective branded products to retail customers, based on third-party data.

[2] Includes an adjustment to remove volumes associated with the craft beer brand divestitures for the period March 1, 2023, through May 31, 2023, included in the six months ended August 31, 2023.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
(in millions, except per share data)
(unaudited)

We report our financial results in accordance with GAAP. However, non-GAAP financial measures, as defined in the reconciliation tables below, are provided because we use this information in evaluating the results of our core operations and/or internal goal setting. In addition, we believe this information provides our investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance. See the tables below for supplemental financial data and corresponding reconciliations of these non-GAAP financial measures to GAAP financial measures for the periods presented. Non-GAAP financial measures should be considered in addition to, not as a substitute for, or superior to, our reported results prepared in accordance with GAAP.

	Three Months Ended			Six Months Ended		
	August 31, 2024	August 31, 2023	Percent Change	August 31, 2024	August 31, 2023	Percent Change
Operating income (loss) (GAAP)	$ (1,229.4)	$ 978.7	NM	$ (287.8)	$ 1,743.4	(117%)
Comparable adjustments (Non-GAAP) [1]	2,319.2	(10.9)		2,301.6	51.6	
Comparable operating income (loss) (Non-GAAP)	$ 1,089.8	$ 967.8	13%	$ 2,013.8	$ 1,795.0	12%
% Net sales	37.3 %	34.1 %		36.1 %	33.5 %	
Net income (loss) attributable to CBI (GAAP)	$ (1,199.0)	$ 690.0	NM	$ (322.0)	$ 825.9	(139%)
Net income (loss) attributable to noncontrolling interests (GAAP)	16.6	10.7		32.4	14.0	
Provision for (benefit from) income taxes (GAAP)	(152.2)	147.2		(124.2)	238.4	
Interest expense, net (GAAP)	104.0	110.6		206.8	229.5	
Adjusted EBIT (Non-GAAP)	(1,230.6)	958.5	NM	(207.0)	1,307.8	(116%)
Comparable adjustments (Non-GAAP) [1]	2,323.7	(3.5)		2,222.8	443.4	
Comparable Canopy EIE (Non-GAAP) [2]	—	19.5		—	50.3	
Comparable EBIT (Non-GAAP)	$ 1,093.1	$ 974.5	12%	$ 2,015.8	$ 1,801.5	12%
Net income (loss) attributable to CBI (GAAP)	$ (1,199.0)	$ 690.0	NM	$ (322.0)	$ 825.9	(139%)
Comparable adjustments (Non-GAAP) [1]	1,986.6	(8.2)		1,764.1	390.4	
Comparable Canopy EIE (Non-GAAP) [2]	—	17.8		—	42.1	
Comparable net income (loss) attributable to CBI (Non-GAAP)	$ 787.6	$ 699.6	13%	$ 1,442.1	$ 1,258.4	15%
EPS (GAAP)	$ (6.59)	$ 3.74	NM	$ (1.77)	$ 4.49	(139%)
Comparable adjustments (Non-GAAP) [1]	10.89	(0.04)		9.64	2.12	
Comparable Canopy EIE (Non-GAAP) [2]	—	0.10		—	0.23	
Comparable EPS (Non-GAAP) [3]	$ 4.32	$ 3.80	14%	$ 7.88	$ 6.84	15%
Weighted average common shares outstanding - diluted [3]	182.486	184.277		182.960	184.074	

[1] See page 12 for further information on comparable adjustments.

[2] See page 14 for further information on comparable Canopy EIE.

[3] Comparable basis diluted net income (loss) per share ("comparable EPS") may not sum due to rounding as each item is computed independently. The comparable adjustments and comparable EPS are calculated on a fully dilutive basis. For the three months and six months ended August 31, 2024, we have excluded 0.539 million and 0.604 million weighted average common shares outstanding, respectively, as the effect of including these would have been anti-dilutive.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions, except per share data)
(unaudited)

The comparable adjustments that impacted comparability in our results for each period are as follows:

	Three Months Ended		Six Months Ended	
	August 31, 2024	August 31, 2023	**August 31, 2024**	August 31, 2023
Net gain (loss) on undesignated commodity derivative contracts	**$ (24.3)**	$ 19.1	**$ (9.7)**	$ (15.6)
Flow through of inventory step-up	**(1.3)**	(0.8)	**(2.4)**	(1.5)
Settlements of undesignated commodity derivative contracts	**7.0**	5.6	**15.5**	6.2
Comparable adjustments, Gross profit	**(18.6)**	23.9	**3.4**	(10.9)
Goodwill impairment	**(2,250.0)**	—	**(2,250.0)**	—
Restructuring and other strategic business development costs	**(24.5)**	(3.4)	**(26.3)**	(18.3)
Transition services agreements activity	**(4.8)**	(7.0)	**(7.6)**	(12.7)
Transaction, integration, and other acquisition-related costs	**(0.6)**	(0.3)	**(0.8)**	(0.6)
Other gains (losses)	**(20.7)**	(2.3)	**(20.3)**	(9.1)
Comparable adjustments, Operating income (loss)	**(2,319.2)**	10.9	**(2,301.6)**	(51.6)
Comparable adjustments, Income (loss) from unconsolidated investments	**(4.5)**	(7.4)	**78.8**	(391.8)
Comparable adjustments, Adjusted EBIT	**(2,323.7)**	3.5	**(2,222.8)**	(443.4)
Comparable adjustments, Interest expense, net	**(0.3)**	—	**(0.3)**	(0.7)
Comparable adjustments, (Provision for) benefit from income taxes	**337.4**	4.7	**459.0**	53.7
Comparable adjustments, Net income (loss) attributable to CBI	**$ (1,986.6)**	$ 8.2	**$ (1,764.1)**	$ (390.4)

Undesignated commodity derivative contracts

Net gain (loss) on undesignated commodity derivative contracts represents a net gain (loss) from the changes in fair value of undesignated commodity derivative contracts. The net gain (loss) is reported outside of segment operating results until such time that the underlying exposure is recognized in the segment operating results. At settlement, the net gain (loss) from the changes in fair value of the undesignated commodity derivative contracts is reported in the appropriate operating segment, allowing the results of our operating segments to reflect the economic effects of the commodity derivative contracts without the resulting unrealized mark to fair value volatility.

Flow through of inventory step-up

In connection with acquisitions, the allocation of purchase price in excess of book value for certain inventories on hand at the date of acquisition is referred to as inventory step-up. Inventory step-up represents an assumed manufacturing profit attributable to the acquired business prior to acquisition.

Goodwill impairment

We recognized a goodwill impairment in connection with negative trends within our Wine and Spirits business.

Restructuring and other strategic business development costs

We recognized costs in connection with certain activities which are intended to streamline, increase efficiencies, and reduce our cost structure primarily within our Wine and Spirits segment.

Transition services agreements activity

We recognized costs in connection with transition services agreements related to the previous sale of a portion of our wine and spirits business.

Transaction, integration, and other acquisition-related costs

We recognized costs in connection with our investments, acquisitions, and divestitures.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions, except per share data)
(unaudited)

Other gains (losses)
Primarily includes the following:

	Three Months Ended		Six Months Ended	
	August 31, 2024	August 31, 2023	August 31, 2024	August 31, 2023
Net loss on foreign currency as a result of the resolution of various tax examinations and assessments	$ (20.7)	$ —	$ (20.7)	$ —
Gain (loss) on sale of business	$ —	$ (7.9)	$ —	$ (14.9)
Recognition of a previously deferred gain upon release of a related indemnity	$ —	$ 5.6	$ —	$ 5.6

Comparable adjustments, Income (loss) from unconsolidated investments
Primarily includes the following:

	Three Months Ended		Six Months Ended	
	August 31, 2024	August 31, 2023	August 31, 2024	August 31, 2023
Unrealized gain (loss) from the changes in fair value of securities measured at fair value	$ (2.5)	$ (2.6)	$ (2.5)	$ (74.4)
Impairment of equity method investments	$ (2.1)	$ (12.3)	$ (2.1)	$ (135.8)
Net gain on conversion and exchange to Canopy exchangeable shares	$ —	$ —	$ 83.3	$ —
Comparable adjustments to Canopy EIE (see page 14 for further information)	$ —	$ 7.5	$ —	$ (181.5)

Comparable adjustments, Interest expense, net
We recognized losses from the write-off of an unamortized discount and debt issuance costs in connection with the repayment of outstanding term loan facility borrowings for the six months ended August 31, 2023, and wrote-off accrued interest income related to a convertible note issued to an equity method investment for the three months and six months ended August 31, 2024.

Comparable adjustments, (Provision for) benefit from income taxes
The effective tax rate applied to each comparable adjustment amount is generally based upon the jurisdiction in which the comparable adjustment was recognized. We recognized a benefit from income taxes for the three months and six months ended August 31, 2024, resulting from the goodwill impairment, net of the non-deductible portion. Comparable adjustments, (Provision for) benefit from income taxes also include items solely impacting income taxes and largely consist of the following:

	Three Months Ended		Six Months Ended	
	August 31, 2024	August 31, 2023	August 31, 2024	August 31, 2023
Net income tax benefit recognized as a result of the resolution of various tax examinations and assessments related to prior periods	$ 8.5	$ —	$ 129.7	$ —
Net income tax expense recognized as a result of the sale of the remaining assets at the Mexicali Brewery	$ (9.6)	$ —	$ (9.6)	$ —
Net income tax benefit recognized for adjustments to valuation allowances	$ —	$ —	$ 4.4	$ —
Net income tax benefit recognized as a result of a change in tax entity classification	$ —	$ 2.3	$ —	$ 31.2
Net income tax benefit recognized as a result of a legislative update in Switzerland	$ —	$ —	$ —	$ 4.7

Canopy Equity Earnings (Losses) and Related Activities ("Canopy EIE")

Non-GAAP Canopy EIE financial measures for the three months and six months ended August 31, 2023, are provided because management used this information to separately monitor our former equity method investment in Canopy. Financial measures excluding Canopy EIE are non-GAAP and are provided because management used this information to evaluate the results of our core operations which management determined did not include our former equity method investment in Canopy. In addition, we believe this information provides our investors valuable insight to understand how management views the Company's performance and on underlying business trends and results in order to evaluate year-over-year financial performance of our ongoing core business, including relative to industry competitors.

	For the Three Months Ended August 31, 2023	For the Six Months Ended August 31, 2023
(in millions)		
Equity earnings (losses) and related activities, Canopy EIE (GAAP) [1]	$ (12.0)	$ (231.8)
(Provision for) benefit from income taxes [2]	1.7	8.2
Net income (loss) attributable to CBI, Canopy EIE (GAAP) [1]	$ (10.3)	$ (223.6)
Equity earnings (losses) and related activities, Canopy EIE (GAAP) [1]	$ (12.0)	$ (231.8)
Net (gain) loss on fair value financial instruments	(15.0)	(8.1)
(Gain) loss on dilution of Canopy stock ownership	4.2	7.8
Acquisition costs	1.8	2.7
Restructuring and other strategic business development costs	0.4	161.0
Goodwill impairment	—	14.1
Other (gains) losses	1.1	4.0
Comparable adjustments, Canopy EIE (Non-GAAP)	(7.5)	181.5
Comparable equity earnings (losses), Canopy EIE (Non-GAAP) [1]	(19.5)	(50.3)
Comparable (provision for) benefit from income taxes (Non-GAAP) [2]	1.7	8.2
Comparable net income (loss) attributable to CBI, Canopy EIE (Non-GAAP) [1]	$ (17.8)	$ (42.1)

	For the Three Months Ended August 31, 2023	For the Six Months Ended August 31, 2023
EPS, Canopy EIE (GAAP)	$ (0.06)	$ (1.21)
Comparable adjustments, Canopy EIE (Non-GAAP)	(0.04)	0.99
Comparable EPS, Canopy EIE (Non-GAAP) [3]	$ (0.10)	$ (0.23)

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions, except per share data)
(unaudited)

| | Three Months Ended | | | | | |
| | August 31, 2024 | | | August 31, 2023 | | |
	Income (loss) before income taxes	(Provision for) benefit from income taxes [2]	Effective tax rate [4]	Income (loss) before income taxes	(Provision for) benefit from income taxes [2]	Effective tax rate [4]
Reported basis (GAAP)	$ (1,334.6)	$ 152.2	**11.4 %**	$ 847.9	$ (147.2)	17.4 %
Comparable adjustments - (Non-GAAP)	2,324.0	(337.4)		(3.5)	(4.7)	
Comparable Canopy EIE (Non-GAAP)	—	—		19.5	(1.7)	
Comparable basis (Non-GAAP)	$ 989.4	$ (185.2)	**18.7 %**	$ 863.9	$ (153.6)	17.8 %

[1] Equity earnings (losses) and related activities are included in income (loss) from unconsolidated investments.

[2] The benefit from income taxes effective tax rate applied to our Canopy EIE is generally based on the tax rates of the legal entities that hold our investment. The comparable adjustment effective tax rate applied to each comparable adjustment amount is generally based upon the jurisdiction in which the adjustment was recognized.

[3] May not sum due to rounding as each item is computed independently. The comparable adjustments and comparable EPS are calculated on a fully dilutive basis.

[4] Effective tax rate is not considered a GAAP financial measure, for purposes of this reconciliation, we derived the reported GAAP measure based on GAAP results, which serves as the basis for the reconciliation to the comparable non-GAAP financial measure.

Operating Income Guidance

	Guidance Range for the Year Ending February 28, 2025		Actual for the Year Ended February 29, 2024	Percentage Change	
Operating income (GAAP)	$ 1,179	$ 1,217	$ 3,169.7	(63)%	(62)%
Comparable adjustments (Non-GAAP) [1]	2,323	2,323	75.8		
Comparable operating income (Non-GAAP)	$ 3,502	$ 3,540	$ 3,245.5	8 %	9 %

[1] Comparable adjustments include: [2] [3]

	Estimated for the Year Ending February 28, 2025	Actual for the Year Ended February 29, 2024
Goodwill impairment	$ 2,250	$ —
Restructuring and other strategic business development costs	$ 26	$ 46.3
Transition services agreements activity	$ 21	$ 24.9
Other (gains) losses	$ 20	$ 11.2
Flow through of inventory step-up	$ 10	$ 3.6
Net (gain) loss on undesignated commodity derivative contracts	$ 10	$ 44.2
Transaction, integration, and other acquisition-related costs	$ 1	$ 0.6
Settlements of undesignated commodity derivative contracts	$ (16)	$ (15.0)
(Gain) loss on sale of business	$ —	$ 15.1
Insurance recoveries	$ —	$ (55.1)

[2] See page 12 for further information on comparable adjustments.

[3] May not sum due to rounding.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions, except per share data)
(unaudited)

EPS Guidance

	Range for the Year Ending February 28, 2025		Actual for the Year Ended February 29, 2024
Forecasted EPS (GAAP)	$ 4.05	$ 4.25	$ 9.39
Comparable adjustments (Non-GAAP) [1]	9.55	9.55	2.67
Comparable basis, Canopy EIE (Non-GAAP)	—	—	0.32
Forecasted comparable EPS (Non-GAAP) [2]	$ 13.60	$ 13.80	$ 12.38

[1] Comparable adjustments include: [2][3]

	Estimated for the Year Ending February 28, 2025	Actual for the Year Ended February 29, 2024
Goodwill impairment	$ 10.51	$ —
Restructuring and other strategic business development costs	$ 0.11	$ 0.20
Other (gains) losses	$ 0.11	$ 0.06
Transition services agreements activity	$ 0.09	$ 0.10
Flow through of inventory step-up	$ 0.04	$ 0.01
Net (gain) loss on undesignated commodity derivative contracts	$ 0.04	$ 0.18
Net income tax benefit recognized as a result of the resolution of various tax examinations and assessments related to prior periods	$ (0.71)	$ —
(Income) loss from unconsolidated investments	$ (0.44)	$ 2.58
Net income tax expense recognized as a result of the sale of the remaining assets at the Mexicali Brewery	$ (0.11)	$ —
Settlements of undesignated commodity derivative contracts	$ (0.06)	$ (0.06)
Net income tax benefit recognized for adjustments to valuation allowances	$ (0.02)	$ —
(Gain) loss on sale of business	$ —	$ 0.06
Loss of interest income on write-off of a convertible note	$ —	$ 0.01
Insurance recoveries	$ —	$ (0.25)
Net income tax benefit recognized as a result of a change in tax entity classification	$ —	$ (0.17)
Net income tax benefit recognized as a result of a legislative update in Switzerland	$ —	$ (0.05)

[2] May not sum due to rounding as each item is computed independently. The comparable adjustments and comparable EPS are calculated on a fully dilutive basis.

[3] See page 12 for further information on comparable adjustments.

(in millions, except per share data)

Free Cash Flow Guidance

Free cash flow, as defined in the reconciliation below, is considered a liquidity measure and is considered to provide useful information to investors about the amount of cash generated, which can then be used, after required debt service and dividend payments, for other general corporate purposes. A limitation of free cash flow is that it does not represent the total increase or decrease in the cash balance for the period. Free cash flow should be considered in addition to, not as a substitute for, or superior to, cash flow from operating activities prepared in accordance with GAAP.

	Range for the Year Ending February 28, 2025	
Net cash provided by operating activities (GAAP)	**$ 2,800**	**$ 3,000**
Purchase of property, plant, and equipment	(1,400)	(1,500)
Free cash flow (Non-GAAP)	**$ 1,400**	**$ 1,500**

	Six Months Ended	
	August 31, 2024	August 31, 2023
Net cash provided by operating activities (GAAP)	**$ 1,872.3**	$ 1,622.0
Purchase of property, plant, and equipment	(703.1)	(582.0)
Free cash flow (Non-GAAP)	**$ 1,169.2**	$ 1,040.0